Exhibit 99.2

ANNUAL COMPLIANCE REPORT

The undersigned, being an officer of U.S. Bank Trust National Association, as trustee (the “Trustee”), with respect to CAST Step-Up Trust III For General Electric Capital Corporation Notes, on whose behalf Structured Products Corp. has prepared this annual report on Form 10-K, as amended, for the fiscal year ended December 31, 2006 (the “Annual Report”), certifies as follows:

1.            The Trustee is the trustee under the trust agreement.

2.            Based on my knowledge, for the periods included in the year covered by the Annual Report, the Trustee has fulfilled its obligations, including any servicing obligations, under the trust agreement.

By: /s/ Marlene Fahey

Name:  Marlene Fahey

Title:    Vice President

Date: March 18, 2009